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From:     Gotham Partners Management Co., L.P.
          110 East 42nd Street
          New York, New York 10017
          Contact: David S. Klafter


                      MANTICORE PROPERTIES, LLC ANNOUNCES
                        EXTENSION OF EXPIRATION DATE AND
                     TENDER OFFER FOR OLD STONE CORPORATION


         FOR IMMEDIATE RELEASE -- New York, New York, December 16, 1997-- Manticore Properties, LLC announced today that it has extended until 5:00 p.m., New York City time on December 17, 1997, its Offer to Purchase any and all shares of Common Stock or Class B Preferred Stock of Old Stone Corporation which was scheduled to expire at 12:00 midnight, New York City time on December 15, 1997. Manticore has been advised by the Depositary that approximately 1,238,183 shares of Common Stock of Old Stone and 265,366 shares of Series B Preferred Stock had been tendered as of 12:00 midnight on December 15, 1997.

         Beacon Hill Partners, Inc. is acting as Information Agent for the Offer and may be contacted at 800-253-3814. Questions and requests for assistance or for copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the Letters of Transmittal and other tender offer documents may be directed to the Information Agent, and copies will be furnished at Manticore's expense.